UNITED STATES
                               -------------
                    SECURITIES AND EXCHANGE COMMISSION
                    ----------------------------------
                          Washington, D.C. 20549
                          ----------------------

                               SCHEDULE 13G
                               ------------

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 1 )*

                 Irvine Apartment Communities Incorporated
           -----------------------------------------------------
                             (Name of Issuer)

                               Common Stock
           -----------------------------------------------------
                      (Title Of Class of Securities)

                                 463606103
                            ------------------
                              (CUSIP Number)

Check the following box if a fee is being paid with this statement X . (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP NO. 463606103               13G       PAGE 2 of 7 PAGES

  1  NAME OF REPORTING PERSON
     S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Merrill Lynch & Co., Inc.

  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* Joint Filing
                                                                      (a)
                                                                      (b)
  3  SEC USE ONLY

  4  CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

                           5  SOLE VOTING POWER

                                     None
      NUMBER OF
        SHARES             6  SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                      929,800
        EACH
      REPORTING            7  SOLE DISPOSITIVE POWER
     PERSON WITH
                                     None

                           8  SHARED DISPOSITIVE POWER

                                     929,800

  9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          929,800

 10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          5.05%

 12  TYPE OF REPORTING PERSON*

          HC, CO

                   *SEE INSTRUCTION BEFORE FILLING OUT!



          CUSIP NO. 463606103     13G       PAGE 3 OF 7 PAGES

  1  NAME OF REPORTING PERSON
     S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Merrill Lynch, Pierce, Fenner & Smith Incorporated

  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* Joint Filing
                                                                      (a)
                                                                      (b)
  3  SEC USE ONLY

  4  CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

                           5  SOLE VOTING POWER

                                     None
       NUMBER OF
        SHARES             6  SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                      488,800
         EACH
       REPORTING           7  SOLE DISPOSITIVE POWER
      PERSON WITH
                                     None

                           8  SHARED DISPOSITIVE POWER

                                     488,800

  9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          488,800

 10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          2.65%

 12  TYPE OF REPORTING PERSON*

          BD, CO

                   *SEE INSTRUCTION BEFORE FILLING OUT!



                               SCHEDULE 13G


Item 1 (a) Name of Issuer:
           --------------

           Irvine Apartment Communities Incorporated

Item 1 (b) Address of Issuer's Principal Executive Offices:
           ------------------------------------------------

           550 Newport Center Drive
           Suite 300
           Newport Beach, California 92660

Item 2 (a) Names of Persons Filing:
           -----------------------

           Merrill Lynch & Co., Inc.
           Merrill Lynch, Pierce, Fenner & Smith Incorporated

Item 2 (b) Address of Principal Business Office, or, if None, Residence:
           ------------------------------------------------------------

           Merrill Lynch & Co., Inc.
           World Financial Center, North Tower
           250 Vesey Street
           New York, New York  10281

           Merrill Lynch, Pierce, Fenner & Smith Incorporated
           World Financial Center, North Tower
           250 Vesey Street
           New York, New York  10281

Item 2 (c) Citizenship:
           -----------

           See Item 4 of Cover Pages

Item 2 (d) Title of Class of Securities:
           ----------------------------

           Common Stock

Item 2 (e) CUSIP Number:
           ------------

           463606103

Item 3

      Merrill Lynch & Co., Inc. ("ML&Co."), is a parent holding company, in accordance with Section 240.13d-1(b)(1)(ii)(G). Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S") is a broker-dealer registered under Section
15 of the Securities Exchange Act of 1934 (the "Act").

                             Page 4 of 7 Pages


Item 4     Ownership
           ---------

      (a) Amount Beneficially Owned: See Item 9 of Cover Pages. Pursuant to Section 240.13d-4, ML&Co. and MLPF&S (the "Reporting Persons") disclaim beneficial ownership of the securities of Irvine Apartment Communities, Incorporated (the "Issuer") referred to herein, and the filing of this
Schedule 13G shall not be construed as an admission that the Reporting Persons are, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities of the Issuer covered by this statement, other than certain securities of the Issuer held in MLPF&S proprietary accounts.

      (b)   Percent of Class:

                 See Item 11 of Cover Pages

      (c)   Number of shares as to which such person has:

                (i)   sole power to vote or to direct the vote:

                           See Item 5 of Cover Pages

               (ii)   shared power to vote or to direct the vote:

                           See Item 6 of Cover Pages

               (iii)  sole power to dispose or to direct the disposition of:

                           See Item 7 of Cover Pages

               (iv)   shared power to dispose or to direct the disposition of:

                           See Item 8 of Cover Pages

Item 5     Ownership of Five Percent or Less of a Class.
           --------------------------------------------

           Not Applicable


Item 6     Ownership of More than Five Percent on Behalf of Another Person.
           ---------------------------------------------------------------

      MLPF&S is a sponsor of various unit investment trusts ("UITs") which invest in "equity securities" as defined in Section 240.13d-1(d). While the UITs have the right to receive, or the power to direct the receipt of dividends from or the proceeds from the sale of, the securities reported herein, no singe UIT's interest relates to more than 5% of the class of securities reported herein.

      Fund Lynch Asset Management, L.P. (d/b/a Fund Asset Management) is an investment advisers registered under Section 203 of the Investment Advisers Act of 1940 and acts as investment adviser to investment companies registered under Section 8 of the Investment Company Act of 1940. With respect to the securities held by those investment companies, several persons have the right to receive, or the power to direct the receipt of dividends from or the proceeds from the sale of, such securities. No such person's interest relates to more than 5% of the class of securities reported herein.

                             Page 5 of 7 Pages

Item 7     Identification and Classification of the Subsidiary Which Acquired
           ------------------------------------------------------------------
           the Security Being Reported on by the Parent Holding Company.
           ------------------------------------------------------------

           See Exhibit A

Item 8     Identification and Classification of Members of the Group.
           ---------------------------------------------------------

           Not Applicable

Item 9     Notice of Dissolution of Group.
           ------------------------------

           Not Applicable

Item 10    Certification.
           -------------

      By signing below each of the undersigned certifies that, to the best of their knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature.
- ---------

      After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: September 8, 1997            Merrill Lynch & Co., Inc.

                                   /s/ Richard B. Alsop
                                   ---------------------------
                                   Name:  Richard B. Alsop
                                   Title: Attorney-in-fact(*)


                                   Merrill Lynch, Pierce, Fenner &
                                         Smith Incorporated

                                   /s/ Richard B. Alsop
                                   ---------------------------
                                   Name:  Richard B. Alsop
                                   Title: Attorney-in-fact(*)*



- ------------
* Signed pursuant to a power of attorney, dated November 17, 1995, included as Exhibit B to Schedule 13G filed with the Securities and Exchange Commission by Merrill Lynch & Co., Inc., et. al. on February 14, 1995 with respect to Woolworth Corporation.

** Signed pursuant to a power of attorney, dated November 17, 1995, included as Exhibit C to Schedule 13G filed with the Securities and Exchange Commission by Merrill Lynch & Co., Inc., et. al. on February 14, 1995 with respect to Woolworth Corporation.



                         Exhibit A to Schedule 13G
                         -------------------------

                 ITEM 7 DISCLOSURE RESPECTING SUBSIDIARIES
                 -----------------------------------------

      One of the persons filing this report, Merrill Lynch & Co., Inc., a Delaware corporation with its principal place of business at World Financial Center, North Tower, 250 Vesey Street, New York, New York ("ML&Co."), is a parent holding company pursuant to Section 240.13d-
1(b)(1)(ii)(G). The relevant subsidiaries of ML&Co. are Merrill Lynch, Pierce, Fenner & Smith Incorporated, a Delaware corporation with its principal place of business at World Financial Center, North Tower, 250 Vesey Street, New York, New York ("MLPF&S") and Merrill Lynch Group, Inc., a Delaware corporation with its principal place of business at World Financial Center, North Tower, 250 Vesey Street, New York, New York ("ML Group"). The relevant subsidiary of ML Group, a parent holding company pursuant to
Section 240.13d-1(b)(1)(ii)(G), is Princeton Services, Inc., a Delaware corporation with its principal place of business at Princeton Corporate Campus, 800 Scudders Mill Road, Plainsboro, New Jersey ("PSI"), which is the general partner of Fund Lynch Asset Management, L.P. (d/b/a Fund Asset Management ("FAM") and certain Merrill Lynch trust companies.

      MLPF&S is a wholly owned direct subsidiary of ML&Co. and a broker-dealer registered pursuant to the Securities Exchange Act of 1934. MLPF&S may be deemed the beneficial owner of 2.65% of the common stock of Irvine Apartment Communities, Inc. (the "Company") held in customer accounts over which MLPF&S has discretionary power, or as a result of its proprietary trading activity, in addition to shares held by two unit investment trusts for which MLPF&S acts as a sponsor.

      ML Group, a wholly owned direct subsidiary of ML&Co., may be deemed to be the beneficial owner of 2.4% of the common stock of the Company by virtue of its control of certain Merrill Lynch trust companies, each of which is a wholly owned subsidiary of ML Group and a bank as defined in Section 3 (a) (6) of the 1934 Act and by virtue of its control of PSI.

      One or more Merrill Lynch trust companies or institutions, each of which is a bank is defined in Section 3 (a) (6) of the 1934 Act, may be deemed the beneficial owner of .01% of the common stock of the Company held by customers in accounts over which such companies or institutions have discretionary authority.

      PSI, a wholly owned direct subsidiary of ML Group, may be deemed to be the beneficial owner of 2.39% of the common stock of the Company by virtue of its being general partner of FAM and MLAM.

      FAM, a Delaware limited partnership with its principal place of business at Princeton Corporate Campus, 800 Scudders Mill Road, Plainsboro, New Jersey, is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940. FAM may be deemed to be the beneficial owner of 2.39% of the common stock of the Company by virtue of its acting as investment adviser to investment companies registered under Section 8 of the Investment Company Act of 1940.

      Pursuant to Section 240.13d-4, ML&Co., ML Group and PSI, disclaim beneficial ownership of the securities of the Company, and the filing of this Schedule 13G shall not be construed as an admission that any such entity is, for the purposes of Section 13(d) or 13(g) of the Securities Act of 1934, the beneficial owner of any securities of the Company other than, in the case of ML&Co. certain securities of the Company held in proprietary accounts.

                             Page 7 of 7 Pages